FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 30, 2008

Commission File Number: 001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____	No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL LTD. ANNOUNCES SALE OF 2% OF ITS ISSUED SHARE CAPITAL
 BY CONTROLLING SHAREHOLDER

Netanya, Israel – January 30, 2008 – Cellcom Israel Ltd. (“Company”) (NYSE: CEL) announced today that Discount Investment Corporation Ltd. (“DIC”), its controlling shareholder, has announced that DIC has entered today into an agreement to sell 2,000,000 shares of the Company, constituting approximately 2% of the Company’s issued share capital, for a total consideration of NIS 199.3 million in cash to a financial institution and that the purchaser has informed DIC of its intention to place such shares for sale outside the United States to non-US investors. The agreement further provides that DIC will not dispose of the Company’s shares during 120 days following the closing date, unless DIC obtains the consent of the said financial institution purchaser. The sale is scheduled to be completed today, following which DIC will hold approximately 53.9% of the Company’s issued share capital. DIC further announced that it views its holding in the Company as a long term investment and intends to continue to control the Company. Such intention is subject to future circumstances including conditions in the capital markets and DIC's investment strategy.

The shares have not been and will not be registered under the U.S. Securities Act of 1933.  Accordingly, the shares may not be offered or sold in the United States

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its 3 million subscribers with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSDPA 3.5 Generation network enabling the fastest high speed content transmission available in the world, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. In April 2006 Cellcom Israel, through Cellcom Fixed Line Communications L.P., a limited partnership wholly-owned by Cellcom Israel, became the first cellular operator to be granted a special general license for the provision of landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL).

For additional information please visit the Company's website http://investors.ircellcom.co.il

Company Contact Shiri Israeli Investor Relations Coordinator investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft / Ed Job CCGK Investor Relations ehud@gkir.com / ed.job@ccgir.com Tel: (US) 1 866 704 6710 / 1 646-213-1914

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CELLCOM ISRAEL LTD. ANNOUNCES SALE OF 1.3% OF ITS ISSUED SHARE CAPITAL
 BY CONTROLLING SHAREHOLDER

Netanya, Israel – January 30, 2008 – Cellcom Israel Ltd. (“Company”) (NYSE: CEL) announced today that further to its report earlier today in regards to the sale of 2% of its issued share capital by Discount Investment Corporation Ltd. (“DIC”), its controlling shareholder, to a financial institution, DIC has further announced that it has completed that sale. DIC also announced that DIC has entered today into an additional agreement to sell 1,300,000 shares of the Company, constituting approximately 1.3% of the Company’s issued share capital, for a total consideration of NIS 130.26 million in cash to the same financial institution and that the purchaser has informed DIC of its intention to place such shares for sale outside the United States to non-US investors. The agreement further provides that DIC will not dispose of the Company’s shares during 120 days following the closing date, unless DIC obtains the consent of the said financial institution purchaser. The sale is scheduled to be completed tomorrow, following which DIC will hold approximately 52.6% of the Company’s issued share capital. DIC further announced that it views its holding in the Company as a long term investment and intends to continue to control the Company. Such intention is subject to future circumstances including conditions in the capital markets and DIC's investment strategy.

The shares have not been and will not be registered under the U.S. Securities Act of 1933.  Accordingly, the shares may not be offered or sold in the United States

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its 3 million subscribers with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSDPA 3.5 Generation network enabling the fastest high speed content transmission available in the world, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. In April 2006 Cellcom Israel, through Cellcom Fixed Line Communications L.P., a limited partnership wholly-owned by Cellcom Israel, became the first cellular operator to be granted a special general license for the provision of landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL).

For additional information please visit the Company's website http://investors.ircellcom.co.il

Company Contact Shiri Israeli Investor Relations Coordinator investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft / Ed Job CCGK Investor Relations ehud@gkir.com / ed.job@ccgir.com Tel: (US) 1 866 704 6710 / 1 646-213-1914

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Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date:	January 30, 2008	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel

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